Exhibit 99.1

YAMANA ANNOUNCES FILING OF FINAL PROSPECTUS RELATING TO BRIO GOLD PURCHASE RIGHTS

TORONTO, ONTARIO--(Marketwired - Nov. 17, 2016) - YAMANA GOLD INC. (TSX:YRI)(NYSE:AUY) ("Yamana" or "the Company") is pleased to announce that its wholly-owned subsidiary, Brio Gold Inc. ("Brio Gold"), has filed its final prospectus with, and obtained receipts in respect thereof from, the securities regulatory authorities in each of the provinces and territories of Canada in connection with the secondary offering (the "Offering") of common shares in the capital of Brio Gold held by Yamana (the "Brio Shares"). The Brio Shares will be transferred to purchasers through the exercise of purchase rights (the "Purchase Rights") that Yamana intends to distribute as a dividend in-kind to its shareholders of record (the "Yamana Shareholders") as of 5:00 p.m. (Toronto time) on November 25, 2016 (the "Record Date"). It is currently expected that Yamana common shares (the "Yamana Shares") will begin trading on an ex-Purchase Rights basis on the Toronto Stock Exchange ("TSX") on November 23, 2016, two trading days before the Record Date, meaning that persons who acquire Yamana common shares on or after such date will not be entitled to receive Purchase Rights. The Yamana Shares will not be quoted ex-rights on the NYSE.

The final prospectus qualifies the distribution of an aggregate of up to 59,225,957 Brio Shares at a price of C$3.25 per Brio Share (the "Exercise Price") upon the exercise of up to an aggregate of 59,225,957 Purchase Rights, for aggregate gross proceeds to Yamana of up to C$192,484,360. The final prospectus, in addition to qualifying the Brio Shares issuable upon exercise of the Purchase Rights, also qualifies 1,230,770 Brio Shares at a price of C$3.25 that are being sold on a firm commitment basis (the "Additional Distribution") to each of CIBC World Markets Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Cormark Securities Inc., as underwriters.

Assuming the exercise of all of the Purchase Rights, and the distribution of the Brio Shares sold pursuant to the Additional Distribution, Brio Gold will become a standalone public company effective as of the closing date of the Offering, the result of which will be that Yamana will hold 46.3% (on a non-diluted basis) of the issued and outstanding shares of Brio Gold. The closing date of the Offering is expected to occur on or about December 23, 2016.

The net proceeds from the Offering and the Additional Distribution increase Yamana's cash balances and thereby reduce Yamana's net debt.

Each of CIBC World Markets Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Cormark Securities Inc. are acting as managing dealers in connection with the Offering to solicit, on a commercially reasonable efforts basis, the exercise of the Purchase Rights.

CST Trust Company is acting as the Purchase Rights Agent for the Offering, and Laurel Hill Advisory Group is acting as the Information Agent.

The Purchase Rights have been approved for listing on the TSX and will commence trading under the trading symbol "YRI.RT" on November 23, 2016 being the second trading day prior to the Record Date, and will cease trading as of 12:00 (noon) (Toronto time) on December 21, 2016. Brio Gold has received conditional approval from the TSX for the listing of the common shares of Brio Gold under the trading symbol "BRIO", subject to Brio Gold fulfilling all of the listing requirements of the TSX.

A final prospectus containing important information relating to these securities has been filed with securities commissions or similar authorities in all provinces and territories of Canada. A copy of the final prospectus is available under Brio Gold's profile on the SEDAR website at www.sedar.com. The final prospectus notes that an investment in the Brio Shares is speculative and involves a high degree of risk. Brio Gold's business is subject to the risks normally encountered in the mining industry. An investment in the Brio Shares is suitable only for those investors who are willing to risk a loss of some or all of their investment. For more information, potential investors should read the final prospectus, including, without limitation, the "Risk Factors" and the "Statement Regarding Forward-Looking Information".

Final Offering Details

Under the proposed Offering, Yamana Shareholders will be distributed Purchase Rights on the basis of 0.0625 of a Purchase Right for each Yamana Share held (or one whole Purchase Right for every 16 Yamana Shares held). Each whole Purchase Right will entitle the holder to purchase one (1) Brio Share upon payment of the Purchase Price. The Purchase Rights are being issued as a dividend in-kind and the initial distribution of the Purchase Rights may have tax consequences depending on a particular shareholder's specific circumstances based on the fair value of Purchase Rights distributed. Shareholders should read the tax discussion in the final prospectus and consult their own tax advisors.

Subject to applicable law, a notice to Yamana Shareholders, a Purchase Rights certificate and a prospectus will be mailed to each shareholder of record as of the Record Date.

The exercise period for holders of Purchase Rights to acquire Brio Shares will be 21 days, commencing on December 1, 2016. The Purchase Rights will expire at 5:00 p.m. (Toronto time) on December 21, 2016. Shareholders who do not wish to exercise or who cannot exercise their Purchase Rights to acquire Brio Shares under the Offering have the option of selling their Purchase Rights. Any unexercised Purchase Rights as of the expiry time will become void and of no value.

Yamana Shareholders who fully exercise their Purchase Rights will be entitled to purchase additional Brio Shares, if available, as a result of any unexercised portion of Purchase Rights prior to the expiry of the exercise period, subject to certain limitations set out in the final prospectus.

If a Yamana Shareholder does not take any action to exercise or sell the Purchase Rights during the 21-day rights exercise period, unexercised Purchase Rights will become void and have no value. If a Yamana Shareholder is not eligible to exercise Purchase Rights under applicable laws or elects not to exercise Purchase Rights, such Yamana Shareholder must sell Purchase Rights in accordance with applicable laws in order to receive value. Yamana Shareholders should consult with their investment dealer or broker with respect to any action they may take in relation to the Purchase Rights.
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This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Purchase Rights or common shares of Brio Gold in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The common shares issuable upon exercise of the Purchase Rights have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

The Purchase Rights may only be exercised in the United States by "Qualified Institutional Buyers" ("QIBs") within the meaning of Rule 144A under the U.S. Securities Act. The Purchase Rights may not be resold in the United States, but may be resold outside of the United States in accordance with the requirements of Regulation S under the U.S. Securities Act.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Yamana. Forward-looking information includes, but is not limited to information with respect to expectations regarding completion of the Offering and the Additional Distribution, the anticipated use of proceeds from the Offering and the Additional Distribution, the expected effects of the Offering and the Additional Distribution on Yamana, the exercise period of the Purchase Rights, the trading of the Purchase Rights and the common shares of Brio Gold, the closing date of the Offering and the Additional Distribution, the business plans, statements or information relating to the anticipated development activities of the Company, and expectations for other economic and business factors. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected use of proceeds discussed herein related to net debt reduction, delivering value creation over the long term, the Company's existing and future business plans and opportunities, changes in general economic, business and political conditions, including changes in the financial markets, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives and may not be appropriate for other purposes.
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FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.
Investor Relations
416-815-0220
1-888-809-0925
investor@yamana.com

OR

Information Agent Contact Details:
Laurel Hill Advisory Group
416-304-0211
1-877-452-7184
assistance@laurelhill.com

INDUSTRY:  Manufacturing and Production-Mining and Metals
SUBJECT:   STK

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